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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                              Form 40-F           X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No           X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002 and the Registration Statement on Form F-10 of The Toronto-Dominion Bank dated December 16, 2002.

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: May 13, 2003	By:	/s/ NORIE C. CAMPBELL
Name: Norie C. Campbell Title: Associate Vice President

TD Bank to Issue Subordinated Debentures

Toronto, May 13, 2003 — The Toronto-Dominion Bank (TD) today announced that it intends to issue $900 million principal amount of subordinated debentures pursuant to its medium term note program. The debentures, to be sold through an agency syndicate led by TD Securities Inc, are expected to be issued May 20, 2003, and will pay a coupon of 5.69% until June 3, 2013 and the bankers' acceptance rate plus 1.00% thereafter until maturity on June 3, 2018. TD intends to file in Canada a prospectus supplement to its June 6, 2001 base shelf prospectus in respect of this issue.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$311 billion in assets, as at January 31, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol TD.

For further information: Peter J. Aust, Vice President, Capital Finance, (416) 982-8056

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SIGNATURES
TD Bank to Issue Subordinated Debentures